SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Valley National Gases Incorporated

(Name of Issuer)

Common Stock ($0.001 par value)

(Title of Class of Securities)

919792101

(CUSIP Number)

Joost F. Thesseling

Caxton-Iseman Capital, Inc.

500 Park Avenue

New York, New York 10022

(212) 832-9450

Copy to:

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2006

(Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 919792101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VNG Acquisition Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 7,012,800*
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 7,012,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.4%
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 919792101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VNG Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 7,012,800*
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 7,012,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.4%
14	TYPE OF REPORTING PERSON OO

*	Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 919792101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VNG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 7,012,800*
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 7,012,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.4%
14	TYPE OF REPORTING PERSON OO

*	Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 919792101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Golconda Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 7,012,800*
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 7,012,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.4%
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 919792101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frederick J. Iseman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 7,012,800*
9 SOLE DISPOSITIVE POWER
10 SHARED DISPOSITIVE POWER 7,012,800*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,012,800*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.4%
14	TYPE OF REPORTING PERSON IN

*	Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Valley National Gases Incorporated, a Pennsylvania corporation (the “Company”). The principal executive offices of the Company are located at 200 West Beau Street. Suite 200, Washington, Pennsylvania 15301.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly by:

(i) VNG Acquisition Inc., a Pennsylvania corporation;

(ii) VNG Acquisition LLC, a Delaware limited liability company and sole shareholder of VNG Acquisition Inc.;

(iii) VNG Holdings LLC, a Delaware limited liability company and sole member of VNG Acquisition LLC;

(iv) Golconda Holdings, Inc, a Delaware corporation and sole member of VNG Holdings LLC; and

(v) Mr. Frederick J. Iseman (the foregoing, collectively, the “Reporting Persons”).

VNG Acquisition Inc., VNG Acquisition LLC were formed to effect the transactions described in Item 4 below and each entity has not engaged in any activities other than those incident to its formation and such transactions. The principal business address of VNG Acquisition Inc. and VNG Acquisition LLC is c/o Caxton-Iseman Capital, Inc., 500 Park Avenue, New York, New York 10022, Attn: Joost F. Thesseling.

The principal business of VNG Holdings LLC consists of performing the functions of, and serving as, the sole member of VNG Acquisition LLC. The principal business address of VNG Holdings LLC is c/o Caxton-Iseman Capital, Inc., 500 Park Avenue, New York, New York 10022, Attn: Joost F. Thesseling.

The principal business of the Golconda Holdings, Inc. (“Golconda Holdings”) is serving as the general partner or managing member of investment entities organized by Caxton-Iseman Capital, Inc. Golconda Holdings is the sole member of the VNG Holdings LLC. The principal business address of VNG Holdings LLC is c/o Caxton-Iseman Capital, Inc., 500 Park Avenue, New York, New York 10022, Attn: Joost F. Thesseling.

Mr. Frederick J. Iseman is the sole shareholder of Golconda Holdings, Inc. Mr. Iseman is a United States citizen. The principal occupation of Mr. Iseman is acting as a private investor. The business address of Mr. Iseman is c/o Caxton-Iseman Capital, Inc., 500 Park Avenue, New York, New York 10022, Attn: Mr. Frederick J. Iseman.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

VNG Acquisition LLC and VNG Acquisition Inc. (the “VNG Acquisition Entities”) estimate that the total amount of funds required to purchase all of the outstanding Common Stock of the Company pursuant to the transaction referred to in Item 4 below and to repay in full all outstanding indebtedness under the Company’s existing credit facility will be approximately $320.0 million, including related fees and expenses. The VNG Acquisition Entities currently expect that this amount will be funded by approximately $80.0 million in common and preferred equity and $240.0 million from the incurrence of new indebtedness. The VNG Acquisition Entities currently expect such new indebtedness to be provided through (a) the incurrence of $165.0 million of indebtedness under a new first lien senior secured term loan credit facility (the “First Lien Term Loan Facility”) and (b) the incurrence of $75.0 million of indebtedness under a new second lien senior secured term loan facility (the “Second Lien Facility”). Caxton-Iseman Capital, Inc. and its affiliates expect to provide the common and preferred equity. VNG Acquisition LLC has obtained commitments for $290.0 million of indebtedness, including $240.0 million of funded indebtedness to be provided by Credit Suisse, Cayman Islands Branch and Credit Suisse Securities (USA) LLC under each of the First Lien Term Loan Facility and the Second Lien Facility pursuant to a commitment letter, dated November 13, 2006 (the “Commitment Letter”). The Commitment Letter is attached as Exhibit 4 to this Schedule 13D.

The VNG Acquisition Entities currently expect that the indebtedness to be incurred under the First Lien Term Loan Facility will mature seven years after the date of such incurrence and that the indebtedness incurred under the Second Lien Facility will mature seven years and six months after the date of such incurrence.

The VNG Acquisition Entities expect that the indebtedness under the First Lien Term Loan Facility will accrue interest at a rate per annum based on adjusted LIBOR or a base rate plus a spread (the “First Lien Spread”). The VNG Acquisition Entities currently expect that the First Lien Spread will be (i) 2.50% for adjusted LIBOR loans or 1.50% for base rate loans if the borrower’s corporate family rating is at least B1 by Moody’s and the borrower’s corporate rating at least B+ by S&P, in each case with a stable outlook or better or (ii) if the ratings in clause (i) above have not been meet, 2.75% for adjusted LIBOR loans or 1.75% for base rate loans.

The VNG Acquisition Entities expect that the indebtedness under the Second Lien Facility will accrue interest at a rate per annum based on adjusted LIBOR or a base rate plus a spread (the “Second Lien Spread”). The VNG Acquisition Entities currently expect that the Second Lien Spread will be 6.50% or 5.50% for base rate loans.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The response to Item 3 is hereby incorporated by reference.

On November 14, 2006, the Company issued a press release that it had entered into an agreement and plan of merger (the “Merger Agreement”) with the VNG Acquisition Entities, pursuant to which, among other things, VNG Acquisition Inc. would merge with and into the Company, with the Company being the surviving corporation and wholly owned by VNG Acquisition LLC (the “Transaction”). The Company entered into the Merger Agreement based on the unanimous recommendation by a special committee comprised of independent directors of the Company’s board of directors and the unanimous consent of its full Board of Directors.

Concurrently with execution of the Merger Agreement, VNG Acquisition LLC entered into a voting agreement dated as of November 13, 2006, with the Company, Gary E. West, the majority shareholder of the Company (“Gary West”) and certain shareholders controlled by Gary West (each a “Shareholder” and collectively, the “Shareholders” and together with Gary West, the “West Shareholders”) (the “Voting Agreement”), relating to the 7,012,800 shares of Common Stock beneficially owned by the West Shareholders or any shares of Common Stock over which Gary West or any Shareholder acquires beneficial ownership subsequent to the date of the Voting Agreement (collectively, the “VNG Subject Shares”). Pursuant to the Voting Agreement, and during the term of the Voting Agreement, each West Shareholder has agreed, with respect to all VNG Subject Shares beneficially owned as of the applicable record date, to vote or execute consents (i) in favor of the adoption of the Merger Agreement; and (ii) against any Acquisition Proposal (as defined below) or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the Merger (as defined in Item 6) or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by a West Shareholder of its obligations under the Voting Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its subsidiaries; (C) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company in office on the date of this Agreement; (D) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s certificate of incorporation or bylaws, except if approved by VNG Acquisition LLC; or (E) any other material change in the Company’s corporate structure or business.

“Acquisition Proposal” means (i) any proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, tender offer, recapitalization, share exchange or other business combination involving the Company, (ii) any proposal for the issuance by the Company of over 25% of its equity securities or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 25% of the equity securities or consolidated total assets of the Company, which, for the avoidance of doubt, shall include any Superior Proposal (as defined in the Merger Agreement), in each case other than the transactions contemplated by the Merger Agreement.

The West Shareholders have appointed VNG Acquisition LLC as their proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of the Voting Agreement with respect to the VNG Subject Shares in accordance with the Voting Agreement.

In addition, pursuant to the Voting Agreement, the West Shareholders have agreed, during the term of the Voting Agreement, not to transfer any or all of the VNG Subject Shares beneficially owned by such West Shareholder or deposit any VNG Subject Shares beneficially owned by such West Shareholder in a voting trust or subject any of such VNG Subject Shares beneficially owned by such West Shareholder to any arrangement or agreement with any person with respect to the voting or the execution of consents with respect to any such VNG Subject Shares that would reasonably be expected to restrict such West Shareholder’s ability to comply with and perform such West Shareholder’s covenants and obligations under the Voting Agreement.

The consummation of the Transaction will be conditioned upon, among other things: (i) shareholder approval of the Transaction, (ii) the absence of any material adverse effect with respect to the Company (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976 and the receipt of other antitrust and regulatory approvals, and (iv) the ability of VNG Acquisition LLC to obtain the equity capital or debt financing necessary to pay the purchase price.

The purpose of the Transaction is to acquire 100% of the equity interest in the Company. Concurrently with consummation of the Transaction, it is contemplated that the Common Stock will be delisted from the American Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The articles of incorporation and by-laws, as amended, of the Company in effect immediately prior to the Effective Time (as defined in the Merger Agreement), will be the articles of incorporation and by-laws of the surviving corporation in the Transaction.

Other than as described above and in the Merger Agreement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).

References to, and descriptions of, the Merger Agreement and the Voting Agreement in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2 and 3, respectively, to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. For the purpose of Rule 13d-3 promulgated under the Exchange Act, the VNG Acquisition Entities, by entering into the Voting Agreement with the West Shareholders, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 7,012,800 shares of Common Stock, representing approximately 72.4% of the total outstanding Common Stock. The calculation of the foregoing percentage is based on 9,680,159 shares of common stock outstanding as of November 9, 2006, based on the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2006 filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2006.

VNG Acquisition LLC, as the sole equity holder of VNG Acquisition Inc. has the power to vote and dispose of securities held by VNG Acquisition Inc. and may therefore have voting and dispositive power over the shares of Common Stock that VNG Acquisition Inc. may be deemed to beneficially own.

VNG Holdings LLC, as the sole member of VNG Acquisition LLC, has the power to vote and dispose of securities held by VNG Acquisition LLC and may therefore have voting and dispositive power over the shares of Common Stock that VNG Acquisition LLC may be deemed to beneficially own. In addition, VNG Holdings LLC may be deemed to indirectly control VNG Acquisition Inc. and have shared voting and dispositive power over the shares of Common Stock that VNG Acquisition Inc. may be deemed to beneficially own.

Golconda Holdings, as the sole member of VNG Holdings LLC, has the power to vote and dispose of securities held by the VNG Holdings LLC. Golconda Holdings may therefore be deemed to indirectly control VNG Acquisition LLC and VNG Acquisition Inc. and have shared voting and dispositive power over the shares of Common Stock that VNG Acquisition LLC and VNG Acquisition Inc. may be deemed to beneficially own.

Mr. Iseman has the power to vote and dispose of securities held by Golconda Holdings, and may therefore be deemed to indirectly control VNG Acquisition LLC and VNG Acquisition Inc. and has voting and dispositive power over the shares of Common Stock that VNG Acquisition LLC and VNG Acquisition Inc. may be deemed to beneficially own.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has beneficial ownership of any shares of Common Stock, except as described in this Schedule 13D.

(c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has engaged in any transaction during the past 60 days in, any shares of Common Stock, except as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

References to, and descriptions of the Voting Agreement in this Item 5 are qualified in their entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and which is incorporated by reference in this Item 5 in its entirety where such references and descriptions appear.

ITEM 6.	CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 of this Schedule 13D and Exhibits 2, 3, and 4 are incorporated herein by reference. An affiliate of the Reporting Persons also has agreed to pay customary fees to Credit Suisse Securities (USA) LLC in the event the Transaction is completed.

Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), VNG Acquisition Inc. will be merged with and into the Company, at which time the separate corporate existence of VNG Acquisition shall cease and the Company shall continue its existence as the surviving corporation (the “Merger”). Upon consummation of the Merger, (i) each share of the common stock, par value $0.001 per share, of VNG Acquisition Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.001 par value per share, of the surviving corporation; (ii) all shares of Common Stock that are owned by VNG Acquisition LLC immediately prior to the Effective Time shall be cancelled and shall cease to exist and no payment shall be made or consideration delivered in respect thereof; and (iii) each share of Common Stock owned by any subsidiary of VNG Acquisition LLC or any subsidiary of the Company shall be converted into and become one fully paid and nonassessable share of common stock, $0.001 par value per share, of the surviving corporation; (iv) each share of Common Stock (other than (A) shares to be cancelled (B) shares of Common Stock owned by any wholly-owned subsidiary of the Company or VNG Acquisition LLC, which shall remain outstanding, (C) dissenting shares, and (D) shares of Common Stock held by parties to the Voting Agreement, issued and outstanding immediately prior to the Effective Time shall be automatically converted as of the Effective Time into the right to receive $27.00 in cash per share, without interest. Each share of Common Stock held by parties to the Voting Agreement shall automatically be converted into the right to receive $24.52 in cash per share, without interest.

Except as set forth in this Schedule 13D none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

References to, and descriptions of, the Merger Agreement in this Item 6 are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement.

2. Agreement and Plan of Merger, dated November 13, 2006 (incorporated by reference to Exhibit 2.1 to the Valley National Gases Incorporated Report on Form 8-K furnished to the SEC on November 14, 2006, File no. 001-15191).

3. Voting Agreement, dated November 13, 2006, among VNG Acquisition LLC, Valley National Gases Incorporated and the shareholders listed thereto.

4. Commitment Letter, dated November 13, 2006, from Credit Suisse Securities (USA) LLC and Credit Suisse, Cayman Islands Branch to VNG Acquisition LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2006

VNG ACQUISITION INC.

By:	/s/ Joost F. Thesseling
Name: Joost F. Thesseling
Title: Vice President

VNG ACQUISITION LLC

By:	/s/ Joost F. Thesseling
Name: Joost F. Thesseling
Title: Vice President

VNG HOLDINGS LLC

By:	/s/ Joost F. Thesseling
Name: Joost F. Thesseling
Title: Vice President

GOLCONDA HOLDINGS, INC.

By:	/s/ Frederick J. Iseman
Name: Frederick J. Iseman
Title: President

FREDERICK J. ISEMAN

/s/ Frederick J. Iseman

Schedule I

Directors and Officers of VNG Acquisition Inc.

The principal business address of each of the persons named below is 500 Park Avenue, New York, New York 10022. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Name

Frederick J. Iseman

Steven M. Lefkowitz

Joost F. Thesseling

Messrs. Frederick J. Iseman and Steven M. Lefkowitz are citizens of the United States. Mr. Joost F. Thesseling is a permanent resident of the United States.

Officers of VNG Acquisition LLC

The principal business address of each of the persons named below is 500 Park Avenue, New York, New York 10022. The principal occupation of each of the persons named below is serving as an executive of the Reporting Persons and/or their affiliated entities.

Name

Frederick J. Iseman

Steven M. Lefkowitz

Joost F. Thesseling

Messrs. Frederick J. Iseman and Steven M. Lefkowitz are citizens of the United States. Mr. Joost F. Thesseling is a permanent resident of the United States.